EXHIBIT B

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF CDP CAPITAL - WORLD MARKETS INC.

DIRECTORS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Gordon J. Fyfe	CDP Capital - World Markets Inc. 1981, McGill College Avenue Montreal (Quebec) H3A 3C7	President

OFFICERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Gordon J. Fyfe	CDP Capital - World Markets Inc. 1981, McGill College Avenue Montreal (Quebec) H3A 3C7	President
Denis Senécal	Same	Senior Vice-President, Fixed Income and Currencies
François Grenier	Same	Senior Vice-President, Equity Markets
Stéphane Gagnon	Same	Associate Vice-President, Sectoral Equity Management
Marc Provost	Same	Associate Vice-President, Canadian Equities
Pierre Malo	Same	Associate Vice-President, Currency Market